FOR IMMEDIATE RELEASE

March 19, 1997

                              NDC AUTOMATION, INC.
                    ANNOUNCES SIGNING OF PURCHASE ORDER FOR
                         A LASER GUIDED VEHICLE SYSTEM

     Charlotte, NC, March 19,1997, NDC Automation, Inc. ( OTC Bulletin Board "AGVS" ) acknowledged a purchase order from H.K. Systems, Inc., of New Berlin, WI, a systems integrator, providing automated material handling systems to end users.

     The order is for Lazerway - Laser Guided Vehicle (LGV) controls hardware, software, engineering services and related equipment totaling approximately $589,000. The LGV system is to be installed at a large stamping facility operated by a major automotive manufacturer in the United States.

     NDC President, Ralph Dollander states " This order confirms NDC's role as a supplier of AGV technology to leading OEMs and system integrators in the material handling industry. We are pleased to work with HK Systems on a project for such a prominent end user."

     NDC Automation, Inc. sells hardware, software and engineering services which are incorporated into and used to control laser and other Automatic Guided Vehicle Systems (AGVS). NDC's sales are targeted to OEMs and system integrators, which buy technology solutions from the Company and incorporate them into their material handling systems for the industries in which they specialize.

                                         ###

For further information contact:

Claude Imbleau        Ralph Dollander
V. P. Finance         President


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